UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934* (Rule 13d-102)

(Amendment No. )

Durata Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
26658A107
(CUSIP Number)
April 12, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26658A107

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVO VENTURES VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (b)	[ ] [X]
3			SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	357,143
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	357,143
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		357,143
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.3%
12	TYPE OF REPORTING PERSON		OO

CUSIP No. 26658A107

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVO VENTURES FUND VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (b)	[ ] [X]
3			SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	354,546
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	354,546
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		354,546
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.3%
12	TYPE OF REPORTING PERSON		PN

CUSIP No. 26658A107

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVO VENTURES VI AFFILIATES FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (b)	[ ] [X]
3			SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,597
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,597
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,597
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		<0.1%
12	TYPE OF REPORTING PERSON		PN

CUSIP No. 26658A107

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVO VENTURES VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (b)	[ ] [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,428,571
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,428,571
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,428,571
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.4%
12	TYPE OF REPORTING PERSON		OO

CUSIP No. 26658A107

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVO VENTURES FUND VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (b)	[ ] [X]
3			SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,412,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,412,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,412,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.3%
12	TYPE OF REPORTING PERSON		PN

CUSIP No. 26658A107

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVO VENTURES VII AFFILIATES FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (b)	[ ] [X]
3			SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	16,571
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	16,571
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		16,571
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.1%
12	TYPE OF REPORTING PERSON		PN

CUSIP No. 26658A107

Item 1(a).	Name of Issuer:
Durata Therapeutics, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
200 S. Wacker Drive, Suite 2550, Chicago, IL 60606
Item 2(a).	Name of Person Filing:
This statement is filed on behalf of the following persons with respect to shares of common stock of the Issuer:
(i)
Vivo Ventures VI, LLC, a Delaware limited liability company (“Vivo VI”), as general partner of Vivo Ventures Fund VI, L.P. (“VV Fund VI”) and Vivo Ventures VI Affiliates Fund, L.P. (“Affiliates Fund VI”), with respect to shares held by VV Fund VI and Affiliates Fund VI;

(ii) Vivo Ventures Fund VI, L.P., a Delaware limited partnership, with respect to shares held by it;
(iii) Vivo Ventures VI Affiliates Fund, L.P., a Delaware limited partnership, with respect to shares held by it;
(iv)
Vivo Ventures VII, LLC, a Delaware limited liability company (“Vivo VII”), as general partner of Vivo Ventures Fund VII, L.P. (“VV Fund VII”) and Vivo Ventures VII Affiliates Fund, L.P. (“Affiliates Fund VII”), with respect to shares held by VV Fund VII and Affiliates Fund VII;

(v) Vivo Ventures Fund VII, L.P., a Delaware limited partnership, with respect to shares held by it; and
(vi) Vivo Ventures VII Affiliates Fund, L.P., a Delaware limited partnership, with respect to shares held by it.
The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”
Item 2(b).	Address of Principal Business Office or, if none, Residence:
575 High Street, Suite 201, Palo Alto, CA 94301

CUSIP No. 26658A107

Item 2(c).	Citizenship:
Vivo Ventures VI, LLC is a limited liability company organized under the laws of the State of Delaware.
Vivo Ventures Fund VI, L.P. is a limited partnership organized under the laws of the State of Delaware.
Vivo Ventures VI Affiliates Fund, L.P. is a limited partnership organized under the laws of the State of Delaware.
Vivo Ventures VII, LLC is a limited liability company organized under the laws of the State of Delaware.
Vivo Ventures Fund VII, L.P. is a limited partnership organized under the laws of the State of Delaware.
Vivo Ventures VII Affiliates Fund, L.P. is a limited partnership organized under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e).	CUSIP Number: 26658A107
Item 3.	Not applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a) Amount Beneficially Owned:

Vivo VI.  Vivo VI is the general partner of VV Fund VI and Affiliates Fund VI.  Accordingly, Vivo VI may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by VV Fund VI and Affiliates Fund VI.  As of the date of this filing, VV Fund VI and Affiliates Fund VI beneficially own 354,546 and 2,597 shares of Common Stock, respectively.

CUSIP No. 26658A107

Vivo VII.  Vivo VII is the general partner of both VV Fund VII and Affiliates Fund VII.  Accordingly, Vivo VII may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by VV Fund VII and Affiliates Fund VII.   As of the date of this filing, VV Fund VII and Affiliates Fund VII beneficially own 1,412,000 and 16,571 shares of Common Stock, respectively.

Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of such Reporting Person's pecuniary interest in such securities.
(b)	Percent of Class:

Reporting Person	Percent
Vivo Ventures VI, LLC	1.3%
Vivo Ventures Fund VI, L.P.	1.3%
Vivo Ventures VI Affiliates Fund, L.P.	<0.1%
Vivo Ventures VII, LLC	5.4%
Vivo Ventures Fund VII, L.P.	5.3%
Vivo Ventures VII Affiliates Fund, L.P.	0.1%

The foregoing percentages are calculated based on 26,626,587 shares of Common Stock outstanding as of April 17, 2013 as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(4) on April 12, 2013, including shares of Common Stock issued pursuant to the underwriters’ option to purchase up to 1,072,500 additional shares of Common Stock described in the Prospectus Supplement.

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:
Not applicable.
	(ii)	shared power to vote or to direct the vote:

Reporting Person	Shares
Vivo Ventures VI, LLC	357,143
Vivo Ventures Fund VI, L.P.	354,546
Vivo Ventures VI Affiliates Fund, L.P.	2,597
Vivo Ventures VII, LLC	1,428,571
Vivo Ventures Fund VII, L.P.	1,412,000
Vivo Ventures VII Affiliates Fund, L.P.	16,571

CUSIP No. 26658A107

(iii)	sole power to dispose or to direct the disposition of:
Not applicable.
(iv)	shared power to dispose or to direct the disposition of:

Reporting Person	Shares
Vivo Ventures VI, LLC	357,143
Vivo Ventures Fund VI, L.P.	354,546
Vivo Ventures VI Affiliates Fund, L.P.	2,597
Vivo Ventures VII, LLC	1,428,571
Vivo Ventures Fund VII, L.P.	1,412,000
Vivo Ventures VII Affiliates Fund, L.P.	16,571

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:     [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Items 2 and 4.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 26658A107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 18, 2013

VIVO VENTURES VI, LLC
By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member
VIVO VENTURES FUND VI, L.P.
By:	Vivo Ventures VI, LLC, its general partner
By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member
VIVO VENTURES VI AFFILIATES FUND, L.P.
By:	Vivo Ventures VI, LLC, its general partner
By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member
VIVO VENTURES VII, LLC
By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member

CUSIP No. 26658A107

VIVO VENTURES FUND VII, L.P.
By:	Vivo Ventures VII, LLC, its general partner
By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member
VIVO VENTURES VII AFFILIATES FUND, L.P.
By:	Vivo Ventures VII, LLC, its general partner
By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member

CUSIP No. 26658A107

INDEX EXHIBIT

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

CUSIP No. 26658A107

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Durata Therapeutics, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of April 18, 2013.

VIVO VENTURES VI, LLC
By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member
VIVO VENTURES FUND VI, L.P.
By:	Vivo Ventures VI, LLC, its general partner
By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member

CUSIP No. 26658A107

VIVO VENTURES VI AFFILIATES FUND, L.P.
By:	Vivo Ventures VI, LLC, its general partner
By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member
VIVO VENTURES VII, LLC
By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member
VIVO VENTURES FUND VII, L.P.
By:	Vivo Ventures VII, LLC, its general partner
By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member
VIVO VENTURES VII AFFILIATES FUND, L.P.
By:	Vivo Ventures VII, LLC, its general partner
By:	/s/ Frank Kung
Name: Frank Kung Title: Managing Member